Mail Stop 4561

      August 5, 2005


Mr. John R. Signorello
Chief Executive Officer
IceWEB, Inc.
205 Van Buren Street
Herndon, Virginia  20170

Re:	IceWEB, Inc.
      Form SB-2 filed July 26, 2005
      File No. 333-126898

Dear Mr. Signorello:

	This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1. We note your selling shareholder table setting forth the name of each selling security holder, the number of shares owned and the number of shares being registered for resale by each selling security holder. We further note that Barron Partners LP is listed as owning
326,355 shares, but is offering 6,166,667 shares. Please revise the numbers listed under the column labeled `Number of Shares Owned` to provide the total number of shares owned prior to the offering, including all shares underlying the warrants and convertible preferred. Refer to Item 507 of Regulation S-B.

2.	Please be advised that we are monitoring the above
registration
statement to ensure compliance with the outstanding comments on your
Form 10-K that is currently being reviewed by staff.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      Please contact Jennifer Gowetski, at (202) 551-3401, or me at
(202) 551-3780 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	James M. Schneider, Esq. (via facsimile)
	Schneider Weinberger & Beilly LLP
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IceWEB, Inc.
August 5, 2005
Page 1